Exhibit 12.1

STATEMENTS REGARDING COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	$(233,131)	$(20,431)	$23,841	$28,839	$23,309
Fixed charges excluding interest from securities operations	43,722	33,310	12,535	5,911	5,193

Subtotal	(189,409)	12,879	36,376	34,750	28,502
Interest expense from securities operations	27,763	22,269	34,279	90,699	140,077

Total	$(161,646)	$35,148	$70,655	$125,449	$168,579

Fixed charges:
Interest expense on long-term debt	$40,942	$30,829	$10,344	$3,854	$2,894
Interest factor in rents and other interest-bearing liabilities	2,780	2,481	2,191	2,057	2,299

Subtotal	43,722	42,722	12,535	5,911	5,193
Interest expense from securities operations	27,763	22,269	34,279	90,699	140,077

Total	$71,485	$55,579	$46,814	$96,610	$145,270

Ratio of earnings to fixed charges:
Including interest expense from securities operations	(a )	0.6	1.5	1.3	1.2
Excluding interest expense from securities operations	(b )	0.4	2.9	5.9	5.5

(a)	Earnings were inadequate to cover fixed charges by $161.6 million for the year ended December 31, 2011.
(b)	Earnings were inadequate to cover fixed charges excluding interest expense from securities operations by $189.4 million for the year ended December 31, 2011.